CRYPTO-CURRENCY DEPOSIT & EXCHANGE SERVICES AGREEMENT

THIS CRYPTO-CURRENCY DEPOSIT and EXCHANGE SERVICES AGREEMENT (the "Agreement") is made this 31st day of March, 2015 (the "Effective Date"), by and between Bit-X Financial Corp, a company incorporated under the laws of the Province of British Columbia, Canada, (the "Company"), having its registered address at #300-838 W. Hastings St, Vancouver, BC, V6C-0A6, Canada, and Mega Ideas Holdings d/b/a ANX, a company incorporated and existing under the laws of Hong Kong, (the "Service Provider"), having its registered address at Unit 701, 7/F, The Sun's Group Centre, 200 Gloucester Road, Wanchai, Hong Kong. Hereinafter referred collectively to as the "Parties".

WITNESSETH THAT:

WHEREAS, the Service Provider owns and operates a technology platform and provides operational support specializing in web-based digital currency exchange and transaction services for the cryptographic digital currencies known as Bitcoin and other alternative digital coins (the "Coins") all as described in Schedule B attached hereto and forming a part hereof (hereinafter collectively referred to as the "White Label Services");

WHEREAS, the Company is desirous of operating a digital currency exchange and transaction business worldwide with an exclusive territory in Canada, the United States and Mexico (hereinafter collectively referred to as "Territory") as such term is defined herein under the "Bit-X" brand (the "Coin Exchange") and wishes the Service Provider to exclusively provide its White Label Services to the Company within the Territory.

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. **White Label Services.**

   In consideration for the Setup Fee and Maintenance Fee defined hereinafter and provided that the Company entitles the Service Provider to take control of the domain that will be used for the provision of the White Label Services, the Service Provider hereby agrees to grant to operate exclusively for the Company within the Territory a digital currency exchange and transaction business under the "Bit-X" brand using the White Label Services. Subject to payment in full of the Setup Fee and fulfillment of the other terms and provisions of this Agreement, the Service Provider shall provide a white label implementation of the Coin Exchange based on the White Label Services within sixty (60) days of the Effective Date ("Go-Live Date").

The White Label Services provided shall be set up in such manner as to support:

1. up to 50,000 active users. An active user is defined as any account that has submitted a unique email address as part of the registration process and that has not previously registered on any of the ANX hosted platforms (including other white label implementations) and has performed at least one event or transaction activity within the previous 6 months.
2. up to 100 support inquires per working day
3. volumes of up to 50,000 bitcoin traded per day

If required, further capacity can be provided at an additional cost and subject to an amendment signed by the parties.

2. **Setup Fee and Maintenance Fees.**

In compensation of the White Label Services, the Company shall pay both a setup fee and a maintenance fee pursuant to the terms and conditions detailed below. The Company understands that failing to comply with this section is a material breach.

a. Setup Fee. As a condition precedent the Company shall pay the Service Provider the sum of One Hundred Thousand US Dollars (US$100,000.00) at the times and upon the terms as set out in Schedule A attached hereto and forming a part hereof (the "Setup Fee"). Provided the Service Provider has fulfilled its obligations hereunder by providing a complete, operating white label solution supporting the commercial launch by the Company of a Coin Exchange fulfilling all the criteria described in Schedule B attached hereto on or prior to the Go-Live Date, as such term is defined herein, and provided this Agreement shall not have been terminated by the Company under paragraph 11(i), (iii) or (v) hereof, the Setup Fee shall be non-refundable and shall serve to reimburse the Service Provider for the costs associated with the initial setup and additional development of the Coin Exchange. In the event that despite the payment by the Company of the Setup Fees when due in accordance with Schedule A hereof the Service Provider fails to complete the initial setup of the Coin Exchange on or before the Go-Live Date, as such term is defined below, or in the event this Agreement shall have been terminated by the Company under either paragraph 11(i), (iii) or (v) hereof prior to the Go-Live Date, all Set-Up Fees paid by the Company shall fully refundable to the Company.
Interim Payments. The Service Provider hereby acknowledges receipt from the Company of an initial deposit of US$10,000 identified in Schedule A Section I. Set Up Fee Payment Schedule) attached hereto. Upon execution of

this Agreement, the Company shall immediately remit to the Service Provider the additional sum of US$40,000 as set out in Schedule A Section I. Set Up Fee Payment Schedule attached hereto.

b. Maintenance Fee: The Company shall pay the Service Provider a monthly maintenance fee to reimburse the Service Provider for the costs associated with the ongoing maintenance and support of the White Label Services to the Company in respect of the Coin Exchange in the Territory in the amount of Ten Thousand US Dollars (US$10,000.00) payable at the time and upon the terms as set out in Schedule A and in Section 3 herein (the "Maintenance Fee"). The Service Provider reserves the right to adjust the Maintenance Fee upon each Go-Live Date anniversary to reflect economic fluctuations during the Agreement term.

c. Set-up Fee and Maintenance Fee will be invoiced according the schedules detailed in Schedule A. All invoices are payable within thirty (30) business days from the date of the invoice.

d. Late Payment: in case of late payment, interest will accrue until the date of full payment at a prime rate equivalent to the rate published by the Hong Kong and Shanghai Bank or interest rate of 0.5% per month or 6% per annum calculated per week whichever is higher.
At its sole discretion and in addition to the interest mentioned in this section, the Service Provider may suspend the White Label Services on or after the thirtieth day following the payment due until payment is made in full. Moreover, the Service Provider will be entitled to recover from you any costs incurred in respect of legal or debt collection agency services which we may incur to collect any sums which are outstanding from time to time.

3. **Trading Exchange Commissions**

The Company shall maintain a float account with the Service Provider. The Company shall be required to hold sufficient funds within the float account to allow for the Service Provider to process those fiat transactions as requested by the Company's customers, as the Service Provider will not have access to the fiat funds as deposited by the Company's customers. The Company shall maintain the float account with a minimum of 120% of forecasted fiat required to process the fiat transactions requested by the Company's customers per day. The forecasted fiat requirement for the trading account maintained by the Company shall be calculated as follows:
Required forecasted fiat = the daily average of the fiat transactions processed over the previous 3 weekdays.

This calculation to determine the forecast of required funds can be amended if agreed by the Parties.

In the event that the Company does not maintain sufficient funds within the float account and every effort has been made by the Company to fund the float account prior to such an event taking place, at its discretion the Service Provider may offer the Company a collateralized loan to ensure the Company's customers are not negatively impacted as a result of the Company's float account having insufficient funds. The collateralized loan will offer, for a duration decided at the sole discretion of the Service Provider, an advance fiat deposit into the Company's float account, by holding in reserve the fiat equivalent amount in bitcoin. The hold of Coins against the Company's float account will again be made available for withdrawal once the fiat deposit has been received and processed by the Service Provider.

a. Basis of Payment of Commissions to Company. The Service Provider will hold all trading exchange and transaction commissions ("Commissions") accruing to the Company for remission to the Company designated bank account on a monthly basis. The Service Provider shall first deduct the management fee in the amount of US$10,000 and any additional fees agreed to by the Parties due to the Service Provider before depositing Commissions to the Company. The currency of the Commissions will be converted to United States currency at the applicable HSBC retail exchange rate. The exchange rate applied will be based on current rates at settlement date and time. The computation of the Commissions payable to Company will be based solely on transactions confirmed with the final validated exchange data to be provided to the Company on a monthly basis. Any bank transfer fees or other third party transaction fees shall be borne by Company.

b. Time of Payment. The Service Provider will provide at the end of each month on a monthly basis a payment reconciliation report that will include all transactions by all registered users of the Bit-X Exchange. Commissions will be paid to the Company as per Section 3.

c. Other Payment Provisions.
    i. Commissions dispute: any claim by the Company with respect to Commissions computation or payment or any fee due to the Service Provider shall be made in writing and submitted to the Service Provider within thirty (30) days following the date of the monthly statement and shall not prevent the Company to pay any undisputed amount. It is understood and agreed by the Parties that failing to raise any claim within thirty (30) days following the monthly Commissions payment waive automatically any Company right to claim relating to such Commission payment. Records and books maintained by Service

Provider and bank records are conclusive evidence of the amounts payable.

ii. The Company acknowledges and agrees that the Service Provider shall not be liable for fraudulent transactions transacted by third parties, which arise from any function of the Coin Exchange.

iii. Transactions occur in various countries, each with different domestic tax law. The Service Provider will collect payments net of applicable taxes. All amounts remitted by the Service Provider to the Company will be net of taxes. The Company understands and acknowledges that Local Sales Tax and National VATs are subject to change at any time. Except for taxes based on the Service Providers net income, Company shall be responsible for taxes, VAT charges, sales tax, customs duties, or similar taxes or imposts, withholding taxes, or similar charges imposed on the Company as a result of amounts paid to the Company under this Agreement.

4. **Representations and Warranties of the Company.**

The Company represents and warrants to the Service Provider that:

a. Organization, Good Standing and Ownership. The Company is a limited liability company, validly existing and in good standing under the laws of the Province of British Columbia, Canada, with full legal power and authority to conduct business as it is now being conducted, to own or use all properties and assets that it purports to own or use, and to perform all of its obligations, including under all contracts. The Company is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which either the ownership or use of the properties and assets owned or used by it, or the nature of the activities conducted by it, requires such qualification.

b. Binding Obligation. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with the terms hereof. The Company has the absolute and unrestricted legal right, power and authority and capacity to execute and deliver this Agreement as required of the Company hereunder and to perform its obligations under this Agreement.

c. Compliance with Legal Requirements; Governmental Authorizations. The Company is, and has been at all times during the previous five (5) years, in full compliance with all laws that are or where applicable to it or to the conduct or operation of the Company's business or the ownership or use of any of its assets, including, specifically:

i. No event has occurred or circumstance exists that (with or without notice or lapse of time) (a) may constitute or result in a material violation by the Company or a failure on the part of the Company to comply with, any law; or (b) may give rise to any obligation on the part of the Company or to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

ii. The Company has not received, at any time during the previous five (5) years, any notice or other communication (whether oral or written) from any governmental body or any other person regarding (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any law; or (b) any actual, alleged, possible, or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

d. Licenses, Accreditations, and Authorizations. Each license, permit, accreditation, and authorization of the Company is valid and in full force and effect. Such licenses, permits, accreditations, and authorizations, collectively, constitute all of the licenses, permits, accreditations, and authorizations necessary for the Company to lawfully conduct and operate its business.

e. Legal Proceedings; Orders. No proceeding has been commenced by or against the Company that is now pending, and neither the Company nor any officer, director, or employee of the Company is subject to any order that relates to or may challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with the fulfillment of the Company's obligations under this Agreement. To the knowledge of the Company, no such proceeding has been threatened, and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such proceeding.

f. Intellectual Property Ownership, Etc. The Company is the owner of all right, title, and interest in and to each of the intellectual property assets, free and clear of all liens and encumbrances, and has the right to use all such intellectual property without payment to any person. None of the Company's intellectual property infringes on the rights of any other person.

g. Illegal Payments. For the past five years, neither The Company nor any shareholder, director, officer, member, manager, agent, or employee thereof, nor any other person associated with or acting for or on behalf of The Company, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property, or services, that is or was illegal under applicable law (a) to obtain favorable treatment in securing

business, (b) to pay for favorable treatment for business secured, or (c) to obtain special concessions, or for special concessions already obtained, with respect to any business.

5. **Representations and Warranties of the Service Provider.**

The Service Provider represents and warrants to the Company as follows:

a. Organization, Good Standing and Ownership. The Service Provider is a limited liability company, validly existing and in good standing under the laws of Hong Kong, with full legal power and authority to conduct business as it is no being conducted, to own or use all properties and assets that it purports to own or use, and to perform all of its obligations, including under all contracts. The Service Provider is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which either the ownership or use of the properties and assets owned or used by it, requires such qualification.

b. Binding Obligation. This Agreement constitutes the legal, valid and binding obligation of the Service Provider, enforceable against it in accordance with the terms hereof. The Service Provider has the absolute and unrestricted legal right, power and authority and capacity to execute and deliver this Agreement and to fulfill its obligations hereunder.

c. Compliance with Legal Requirements; Governmental Authorizations. The Service Provider is, and has been at all times during the previous five (5) years, in full compliance with all laws that are or where applicable to it or to the conduct or operation of the Service Provider's business or the ownership or use of any of its assets, including, specifically:

   i. No event has occurred or circumstance exists that (with or without notice or lapse of time) (a) may constitute or result in a material violation by the Service Provider or a failure on the part of the Service Provider to comply with, any law; or (b) may give rise to any obligation on the part of the Service Provider or to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

   ii. The Service Provider has not received, at any time during the previous five (5) years, any notice or other communication (whether oral or written) from any governmental body or any other person regarding (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any law; or (b) any actual, alleged, possible, or potential

obligation on the part of the Service Provider to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

d. Licenses, Accreditations, and Authorizations. Each license, permit, accreditation, and authorization of the Service Provider is valid and in full force and effect. Such licenses, permits, accreditations, and authorizations, collectively, constitute all of the licenses, permits, accreditations, and authorizations necessary for the Service Provider to lawfully conduct and operate its business.

e. Legal Proceedings; Orders. No proceeding has been commenced by or against the Service Provider that is now pending, and neither the Service Provider nor any officer, director, or employee of the Service Provider is subject to any order that relates to or may that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with the fulfillment of the Service Provider's obligations under this Agreement. To the knowledge of the Service Provider, no such proceeding has been threatened, and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such proceeding.

f. Brokers or Finders. Neither the Service Provider nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with the transactions contemplated by this Agreement.

g. Disclosure. No representation, warranty, or other statement made by the Service Provider in this Agreement or otherwise in connection with its obligations found herein contains any untrue statement or omits a statement of a material fact necessary to make any such representation.

6. **Covenants of the Company Prior to Go-Live Date.**

a. Accuracy of Representations. All of the representations and warranties of the Company this Agreement (considered collectively), and each of such representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Go-Live Date as if made on the Go-Live Date.

b. Required Approvals. As promptly as practicable after the date of this Agreement, the Company will make any filings required by law to be made by it in order to consummate the transactions contemplated by this Agreement. Between the Effective Date and the Go-Live Date, the Company will (a)

cooperate with the Service Provider with respect to all filings that the Service Provider elects to make or is required by law to make in connection with this Agreement, and (b) cooperate with the Service Provider in obtaining any and all consents or approvals required hereunder.

c. Notification by the Company. Between the Effective and the Go-Live Date, The Company will promptly notify the Service Provider in writing if it becomes aware of any fact or condition that causes or constitutes a breach of any of its representations and warranties herein or if it becomes aware of the occurrence of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any further or modified disclosure hereunder, the Company will promptly deliver to the Service Provider a supplement to this Agreement specifying such change.

d. Required Licenses. The Company shall maintain valid licenses to legally operate the Coin Exchange in all jurisdictions it conducts the Coin Exchange business.

7. Covenants of the Service Provider Prior to Go-Live Date.

a. Accuracy of Representations. All of the representations and warranties of the Service Provider in this Agreement (considered collectively), and each of such representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Go-Live Date as if made on the Go-Live Date.

b. Required Approvals. As promptly as practicable after the date of this Agreement, the Service Provider will make any filings required by any law, statute or regulation governing the undertakings contemplated herein, if applicable, to be made by it in order to consummate the transactions contemplated by this Agreement. Between the Effective Date and the Go-Live Date, the Service Provider will (a) cooperate with the Company with respect to all filings that the Company elects to make or is required to make in connection with this Agreement, and (b) cooperate with the Company in obtaining any and all consents or approvals required, if any, hereunder.

c. Notification by the Service Provider. Between the Effective and the Go-Live Date, the Service Provider will promptly notify the Company in writing if it becomes aware of any fact or condition that causes or constitutes a breach of

any of its representations and warranties herein or if it becomes aware of the occurrence of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any further or modified disclosure hereunder, the Service Provider will promptly deliver to the Company a supplement to this Agreement specifying such change.

d. No Prohibition. Neither the consummation nor the performance of the obligations of the Service Provider under this Agreement will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause the Company or any person affiliated with the Company, to suffer any material adverse consequence under, the laws of Hong Kong.

8. **Term** The term of this Agreement shall commence on the Effective Date and continue for a period of three (3) year (the "Initial Term") unless terminated earlier by mutual agreement or as provided below. Company may renew this Agreement for successive periods of one year after the initial term, without payment of any renewal fee, provided that each of the following requirements has been satisfied for each renewal: (i) Company notifies Service Provider at least three months before expiration of the then-current term that Company intends to renew the Agreement; and (ii) Company is not in breach of this Agreement, either at the time that it gives its renewal notice or at the expiry of the then-current term, and has substantially complied with all of its obligations under this Agreement throughout the then-current term. The Service Provider reserves the right to revise its fees for each renewal.

9. **Exclusivity**. The Service Provider hereby agrees that the Service Provider shall not enter into any agreements with third parties after the execution date of this agreement within the "Territory". The Territory does not prevent the Coin-Exchange to service registered users worldwide. This exclusivity right is only valid for the duration of the Agreement. The Service Provider further covenants and agrees that except as expressly provided below, during the term of this Agreement, it shall not directly or indirectly compete with the Company's Coin Exchange business within the Territory. Such exclusivity does not include the implementation of White Label Services primarily intended for the maintenance of the Service Provider's existing and future customers servicing reward and loyalty points, tokens digital coins, or other technology services not related to Coin Exchange services.

10. **Termination.**

a. This Agreement may be terminated as follows:

i. Until the Go-Live Date first anniversary date, by either the Company or the Service Provider in the event of any material breach of any provision of this Agreement has been committed by the other Party and such breach has not been waived or remedied within ninety (90) days written notice to the Party in breach;

ii. From the Go-Live Date first anniversary date, by either the Company or the Service Provider in the event of any reason within one hundred and eighty (180) days written notice to the Party;

iii. By the Service Provider if Company commits an act of bankruptcy, becomes an insolvent person or makes or gives notice of intention to make a proposal to its creditors, if a petition in bankruptcy is filed against Company and is not dismissed within 10 days, or if a receiving order is made against Company, or if Company takes or attempts to take advantage of any federal or provincial law now or hereafter in effect for the relief of debtors, or if a resolution is passed or an order is made for the winding-up or liquidation of Company, or if a receiver or other custodian (permanent or temporary) of any assets of Company or of any shares in its capital stock is appointed by private instrument or by court order, or if execution or similar process is levied against any such assets or shares, or if distress or other analogous press is made against any such assets; or if Company abandons its business;

iv. By the Company if Service Provider commits an act of bankruptcy, becomes an insolvent person or makes or gives notice of intention to make a proposal to its creditors, if a petition in bankruptcy is filed against Service Provider and is not dismissed within 10 days, or if a receiving order is made against Service Provider, or if Service Provider takes or attempts to take advantage of any local law within its domicile now or

hereafter in effect for the relief of debtors, or if a resolution is passed or an order is made for the winding-up or liquidation of Service Provider, or if a receiver or other custodian (permanent or temporary) of any assets of Service Provider or of any shares in its capital stock is appointed by private instrument or by court order, or if execution or similar process is levied against any such assets or shares, or if distress or other analogous press is made against any such assets; or if Service Provider abandons its business;

v. By the Service Provider if the conditions of paragraph seven (7) have not been satisfied prior to the Go-Live Date;
vi. By the Company if the conditions of paragraph eight (8) have not been satisfied prior to the Go-Live Date;
vii. If the Service Provider is not satisfied, in its sole discretion, with the results of its due diligence investigation by the Company; and
viii. By mutual written consent of the Company and the Service Provider at any time.

b. <u>Effect of Termination.</u> If this Agreement is terminated pursuant to this paragraph 11, all further obligations of the Parties under this Agreement will terminate, and upon such termination the Service Provider shall, as soon as practicable thereafter, return to the Company any and all Coins held on reserve as well as the fiat balances. The termination of this Agreement shall not impede either Party's right to pursue any and all legal remedies emanating therefrom. The Parties will cooperate to provide a smooth and orderly wind-down of the Agreement.

c. Unless compelled by law, in no event will any Party make any public statement, company or customer communication regarding the termination or wind-down of this Agreement without the prior written approval of the Service Provider and the Company, which approval shall not be unreasonably withheld or delayed.

11. Intellectual Property Rights and Data Protection

a. <u>Intellectual Property Rights.</u>
   i. All intellectual property rights belonging to a Party prior to the date of this Agreement shall remain the exclusive property of that Party and neither Party to the Agreement shall be entitled to use the name, trademarks, commercial names, or other identifying markings or symbols which are the subject of property rights of the other Party without is prior written consent,

   ii. Both Parties expressly warrant that its respective trademark does not and shall not infringe third party rights.

b. Data Protection.

i. Each Party to this Agreement shall comply with its respective obligations under any and all local legislation regarding data protection and any other regulatory obligations that may apply to securing data under this Agreement.

ii. The Parties acknowledge that the Service Provider is the data controller of sensitive cardholder data and has a responsibility to protect that data using standard data security practices.

c. Non circumvention. During the Initial Terms and any renewal term and for a period of two (2) years following the termination of this Agreement for any reason:

i. The Service Provider, its employees, directors, officers, clients, partners, members, affiliates, and employees, as well as their successors and assigns, agree that they shall not make any effort directly or indirectly, call on, solicit business from, or otherwise transact business with any client that the Company has made known to the Service Provider.

ii. The Company, its employees, directors, officers, clients, partners, members, affiliates, and employees, as well as their successors and assigns, agree that they shall not make any effort directly or indirectly, call on, solicit business which is of similar nature or in connection with the White Label Services provided pursuant to this Agreement from, or otherwise transact business with the MasterCard, China UnionPay or Card Issuer for the issue of cards to the Company.

12. DISCLAIMER OF WARRANTIES/LIMITATION OF LIABILITY

THE SERVICE PROVIDER EXPRESSLY DISCLAIMS ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY THAT THE SERVICE WILL BE ERROR¬FREE, TIMELY, SECURE OR UNINTERRUPTED. NO ORAL ADVICE OR WRITTEN INFORMATION GIVEN BY THE SERVICE PROVIDER, ITS EMPLOYEES, LICENSORS OR AGENTS WILL CREATE A WARRANTY; NOR MAY YOU RELY ON ANY SUCH INFORMATION OR ADVICE.

UNDER NO CIRCUMSTANCES WILL THE SERVICE PROVIDER, OR ITS AFFILIATES BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES TO THE COMPANY OR TO ANY PERSON INCLUDING REVENUE, LOSS, OR PROFITS IN CONTRACT OR TORT UNDERANY STATUTES OD OTHERWISE (INCLUDING NEGLIGENCE) THAT RESULT FROM THE USE OF OR INABILITY TO USE THE WHITE LABEL SERVICES, INCLUDING BUT NOT LIMITED TO RELIANCE ON ANY INFORMATION OBTAINED ON THE

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SERVICE; OR THAT RESULT FROM MISTAKES, OMISSIONS, INTERRUPTIONS, DELETION OF FILES OR E¬MAIL, LOSS OF OR DAMAGE TO DATA, ERRORS, DEFECTS, VIRUSES, DELAYS IN OPERATION OR TRANSMISSION, OR ANY FAILURE OF PERFORMANCE, WHETHER OR NOT LIMITED TO ACTS OF GOD, COMMUNICATION FAILURE, THEFT, DESTRUCTION OR UNAUTHORIZED ACCESS TO THE SERVICE RECORDS, PROGRAMS OR SERVICES.

THE COMPANY HEREBY ACKNOWLEDGES THAT THIS PROVISION WILL APPLY WHETHER OR NOT THE SERVICE PROVIDER IS GIVEN NOTICE OF THE POSSIBILITY OF SUCH DAMAGES AND THAT THIS PROVISION WILL APPLY TO ALL SERVICES AVAILABLE FROM THE SERVICE PROVIDER AND ITS AFFILIATED COMPANIES.

UNDER NO CIRCUMSTANCES, UNDER THE TERMS OF THIS AGREEMENT, SHALL DAMAGES INCLUDE LOSS OF BUSINESS, OR LOSS OF PROFITS, WHETHER BASED ON BREACH OF AGREEMENT, BREACH OF WARRANTY, PRODUCT LIABILITY, OR OTHERWISE, TO ANY PARTY IN PRIVY TO THIS AGREEMENT, OR ANY THIRD PARTY NOT SO SITUATED.

IN ANY EVENT AND DESPITE THE TERMS OF THIS SECTION, SHOULD THE SERVICE PROVIDER BE FOUND LIABLE, THE OVERALL LIABILITY INCURRED BY THE SERVICE PROVIDER IS CAPPED AT THE TOTAL VALUE OF THIS AGREEMENT FOR THE FIRST YEAR.

THE TERMS OF THIS SECTION SHALL SURVIVE THE TERMINATION OF THIS AGREEMENT FOR WHATEVER REASON.

13. General Provisions.

a. Expenses. Except as otherwise expressly provided in this Agreement, each Party to this Agreement will bear its or their respective own expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transaction contemplated hereunder, including all fees and expenses of their respective representatives. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

b. Media Releases and Public Announcements. All media releases, public announcements or similar publicity with respect to this Agreement or the registered names or Trademarks of the Parties including the Service Providers

debit card supplier and or debit card payment network shall be made with the Parties prior written consent.

c. Confidentiality. The Parties will maintain in confidence, except for reasonably required disclosures to their respective representatives, and will cause their respective directors, officers, managers, employees, and representatives to maintain in confidence, any confidential written, oral, or other information obtained from the other Party in connection with this Agreement, unless:
   i. such information is already known to such Party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such Party;
   ii. the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement;
   iii. the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings; or
   iv. the disclosure of such information is required by applicable securities regulatory requirements.

d. Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when:
   i. delivered by hand (with written confirmation of receipt),
   ii. sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested;
   iii. when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties); or
   iv. sent by email (for routine communications only and excluding any notices, consents and waivers)

If to the Service Provider:

MEGA IDEA HOLDINGS LIMITED
UNIT 701, 7TH FLOOR, THE SUN'S GROUP CENTRE
200 GLOUCESTER ROAD
WANCHAI,
HONG KONG
Email address: davechapman@anxintl.com

If to the Company:

BIT-X FINANCIAL CORP
#300-838 W. HASTINGS ST.
VANCOUVER, BC
V6C-0A6
CANADA
Email address: bradmoynes@bitxfin.com

e. Further Assurances. The parties agree:
   i. to furnish upon request to each other such further information,
   ii. to execute and deliver to each other such other documents, and
   iii. to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

f. Waiver. Unless expressly agreed in this Agreement and in particular in Section 3(d), neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.

g. Cumulative rights: Subject to this Agreement, the rights, powers and remedies of a Party under this Agreement are cumulative with the rights, power or remedies provided by law independently of this Agreement.

h. Entire Agreement and Modification. This Agreement supersedes all prior agreements between the Parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may only be amended subject to fully executed mutual written agreement...

i. Assignments; No Third-Party Rights. Neither Party may assign any of its rights under this Agreement without the prior consent of the other Party. Nothing expressed or referred to in this Agreement will be construed to give any person other than the Parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and permitted assignees.

j. Severability. If any provision of this Agreement is held invalid or unenforceable competent authority, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

k. Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

l. Governing Law and Jurisdiction. This Agreement and all claims or causes of action that may be based on, arise out of, or relate to this Agreement or the negotiation, execution, or performance under this Agreement, including any claim based on or related to any representation or warranty made in or in connection with this Agreement will be governed by the laws in force in Hong Kong without regard to its conflict of laws principles. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of Hong Kong in the event of dispute which could not be resolved amicably.

m. Counterparts. This Agreement may shall be executed in one two or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

n. Legal Fees. If a legal proceeding is brought by one Party against the other Party, the prevailing Party, as determined by a court of competent jurisdiction, shall be entitled to its reasonable attorneys' fees and costs from the non-prevailing Party.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

For MEGA IDEA HOLDINGS d/b/a ANX	Bit-X Financial Corp
Name: DAVID CHAPMAN	Name: BRAD MOYNES
By: [signature]	By: [signature]
Title: Chief Operating Officer	Title: President
Witnessed by WONG MAN	Witnessed by ______
Title: PERSONAL ASSISTANT	Title:
Signature: [signature]	Signature:

ANX

SCHEDULE A – Setup Fee and Maintenance Fees

I. SETUP FEE PAYMENT SCHEDULE

The setup fee will be paid as follow and in case of late payment, interest will accrue pursuant to Section 3 (d):

Milestone	Amount Due
Prior to Contract Signing	US$ 10,000 (Paid)
Contract Signing	US$ 40,000
Development Complete (Pre-UAT)	US$ 25,000
Go-Live	US$ 25,000
TOTAL	**US$ 100,000**

II. MAINTENANCE FEE PAYMENT SCHEDULE

The Maintenance Fee will be payable in quarterly installments in advance, except for the first quarter where Maintenance Fee will be payable thirty (30) days following the Go-Live Date, upon reception of the invoice and in case of late payment, interest will accrue pursuant to Section 3 (d) of the Agreement .

Maintenance Payment	Amount Due	Payment Due Date
Months (1-3)	US$ 30,000	30 Days After Go-Live Date
Months (3-6)	US$ 30,000	90 Days after Go-Live Date

Months (6-9)	US$ 30,000	180 Days after Go-Live Date
Months (9-12)	US$ 30,000	270 Days after Go-Live Date

All amounts set out in this Agreement are exclusive of all fees, duties, taxes, levies, imposts or any other government agency charge that may be payable under this Agreement and the Company is responsible for all such charges.

ANX
YOUR CRYPTO CONNECTION

SCHEDULE B – Services

I. SERVICE DESCRIPTION

Provided that the Company entitles the Service Provider to take control of the domain that will be used for the provision of the White Label Services, the Coin Exchange as offered by the Service Provider to deliver the Coin Exchange on behalf of the Company will include the following:

A. Default Functions and Features of a Core ANXPRO White Label Implementation. The White Label implementation will provide the core functionality of the ANXPRO platform. This includes:

1. Support for bitcoin including functionality for customers to deposit, withdrawal and trade bitcoin for fiat currencies and in addition to the functionality required for customers to trade bitcoin for the following digital currencies:
   a) Litecoin
   b) Dogecoin
   c) Stellar
   d) Ripple

   This includes the ability for registered customers to send bitcoin via email. The send-by-email feature allows for a registered customer to transfer bitcoin immediately to another registered customer or alternatively transfer bitcoin to a non-registered customer in which case the recipient will receive an email advising them of the pending credit along with instructions on how to complete their registration and redeem said bitcoin.

   Should the Service Provider support additional digital currencies to either the ANXPRO exchange or any of the other Service Providers White label offerings, the option to also integrate the digital currency into the Coin Exchange within 90 days of their initial integration will be offered to the Exchange. This option does not include the Coins that are considered as closed-system coins or are not considered coins that are popular to the general crypto-community. An example of such includes, but is not limited the type of alternate coin that is an open or closed source, cryptographic asset provided to consumers as loyalty

points in the form of a digital coin or token.

2. Custom white label color theme and logo branding. The Company will be responsible to provide the Service Provider with any branding for use in respect of the implementation and represents and warrants that any such branding shall be on compliance with any third party rights and applicable law. This does not include any site layout and redesign changes.

3. Account Balances and Portfolio views. The ability for registered users to view their account balances and also view the total balance of their entire portfolio, priced in supported fiat currencies.

4. Account activity and user reporting export functionalities. The ability for registered users to export CSV files for both transaction and trade reports, including the ability to predefine the date range and currency that the export should include.

5. Trade UI. The ability for a registered user to view the current order books for the supported digital and fiat currency trading pairs and furthermore submit orders based on the supported order types, modify or cancel submitted orders as well as view recent trades, with live updates. Registered users can fix either the traded amount or the settlement amount. The supported order types are:
   a) Limit orders
   b) Market orders
   c) Immediate or Cancel orders

6. Access to the Service Provider's shared liquidity. The functionality that provides the white label implementation to benefit from the liquidity that exists within the existing Coin Exchanges already established by the Service Provider.

7. Multi-currency, blended order matching. Functionality that performs the matching of buy and sell orders submitted by registered users, either via the web user interface or via the API. The supported fiat currencies will be those supported by the Vogogo payment processor at the time of integration.

8. Multi-lingual capabilities. The functionality that provides multiple languages to be supported with respect to the content displayed on the white label implementation. The supported language for go-live will be

English. Additional languages can be added as agreed between the Company and the Service Provider, at a cost yet to be agreed. The translation of the content for languages not currently implemented by the Service Provider will be performed and maintained by the Company.

9. Application Programming Interface. The Coin Exchange API provides methods to access information from account enquiry, market data to placing orders. Whilst the API will be available for registered users, the supporting documentation will not be white-labeled with the Company's logos or custom text.

10. Wordpress CMS Integration. The functionality that provides the ability to update the front page site announcements via an online text editor. This does not facilitate any amendment to site layout or design.

11. Operator console. Access to a restricted, administrative area that facilitates the ability to retrieve information and export reports. This includes the following functionality:
    a) The searching of a user by email, first or last name and retrieving the associated metadata including: registered email, first name, last name, company name, country, preferred language, time zone, verification status, two-factor-authentication status, fee tier, VIP status, created date.
    b) The export of CSV files displaying details on: Verified users, unverified users, rejected users, all users.

12. Risk management capabilities, including predefined platform limits on fiat and digital currency deposits and withdrawals, intended to assist in the prevention and reduction of malicious practices including that of a registered user having their account accessed without authorization.

13. Two and Three factor authentication capabilities. Registered users are provided the non-mandatory option to enable or disable two-factor authentication by employing the use of a One-Time-Password that is required to login, perform a withdrawal or amend user settings. Users are also provided the non-mandatory option to enable or disable three-factor authentication in the form of an email containing a hyperlink that must be clicked on when performing withdrawals.

14. Express withdrawal function. The ability for a customer to perform a withdrawal without requiring two or three factor authentication if under a user-defined daily limit. Upon the withdrawal limit being exceeded, any

subsequent withdrawal would again require any two (and three if configured) factor authentication.

15. User defined preferred base fiat currency and time zone. The functionality provides registered users to select their preferred fiat currency and time zone from a list of predefined options.

B. Digital Currency Wallet Management. All aspects of managing digital currencies will be maintained by the Service Provider. This includes:
   1. Hot and cold wallet management. The secure transfer and storage of bitcoin that is held with registered user's accounts.
   2. The ability for customers to deposit bitcoin and have their accounts immediately credited in addition to having withdrawals processed without delay. It should be noted that there may be occasions when deposits or withdrawals are not processed immediately and this includes, but not limited to:
      a) A withdrawal amount that has exceed the configured limit value for the customer type, or total platform daily withdrawal limit and requires manual approval to be processed.
      b) A deposit amount that has exceed the configured limit value for the customer type, or total platform daily withdrawal limit and requires manual approval to be processed.
      c) A withdrawal that has exceeded the amount of bitcoin available in the hot (online) wallet, in which case MIH will need to recharge the hot wallet from cold storage facilities.
      d) A deposit or withdrawal that has triggered any of the automated pre-trade or post trade risk management circuit breakers.
   3. Intraday Hot Wallet Management
   4. Offsite key backups
   5. Physical security

C. Debit Card Integration. The functionality required to sell and also load debit cards with USD or CAD or load debit cards via the conversion of Bitcoins. This does not include the cost and shipping of the debit cards, nor the card loading fees. Card program fees are to be agreed to by the Parties.

D. Platform Monitoring. The operational overhead and support required to maintain the Coin Exchange, including:
   1. Critical Security Patches
   2. Bug fixes
   3. Operational monitoring
   4. DDOS protection
   5. Intrusion detection

6. Server and Network monitoring

II. EXISTING NORTH AMERICAN CLIENT TRANSFER OPTION

A. Included Customers. The Company will be afforded the option to acquire all existing customers whom have previously registered with the Service Provider and of whom which customers have registered with one of the affiliated countries listed below:

1. United States (16,800 users)
2. Canada (2300 users)
3. Mexico (400 users)

This option will be afforded at no cost to the Company however it is subject to each said customer opting in to the transfer of their account from their existing white label platform to that of the Coin Exchange. The concerned customers will be notified via their registered email address and will be afforded an expiry date to either opt-in to having their accounts migrated to the Coin Exchange or their accounts will be closed and the only remaining functionality they will retain will be the ability to withdraw their funds from the white label platform they originally registered with.

B. Excluded Customers. The Service Provider currently maintains relations with a number of institutional/commercial business customers that are located within the countries listed in section A. Such customers will not be included in the client transfer option.

III. COINMKT WEBSITE REDIRECT TO THE COIN EXCHANGE

The Company will be afforded the option to have their Coin Exchange brand visibly displayed and linked from the previously implemented white label implementation available at https://coinmkt.com. Visitors to the CoinMkt website will be displayed a notification informing them that CoinMkt is no longer operating and will recommend the services of the Coin Exchange for North American customers.

IV. DEBIT CARD SERVICES

The Service Provider can facilitate debit card distribution and loading facilities as a supplementary service to the Company and its customers. The cost for adding such services will be provided upon request.